

February 22, 2013

Ronald J. Lieberman, Esq.
General Counsel and Secretary
NorthStar Real Estate Income II, Inc.
399 Park Avenue
18th Floor
New York, NY 10022

>   **Re: NorthStar Real Estate Income II, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-11**
>   **Filed February 1, 2013**
>   **File No. 333-185640**

Dear Mr. Lieberman:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 2 of our letter dated January 17, 2013. Please affirmatively confirm that you have not authorized anyone to provide written materials on your behalf.

2.   We note your response to comments 6 and 7 of our letter dated January 17, 2013, and your reliance on the relief granted in prior no-action letters. We note that you are responsible for analyzing the applicability of the tender offer rules and Regulation M to your share repurchase program.   We are not taking a position on the conclusions described in your response and urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted.

3.	We note your response to comment 8 of our letter dated January 17, 2013. We have not received the supplemental materials noted in the response. Please note that we will continue to monitor for your response to this comment.

4.	We note your undertakings related to updating the prospectus with respect to material property acquisitions. Please advise us how you intend to update the prospectus with respect to material loans.

Prospectus Cover Page

5.	Please revise your cover page and summary risk factors to clarify that there is no requirement for you to ever provide liquidity.

Prospectus Summary, page 7

Investment Strategy, page 10

6.	We note your response to comment 16 of our letter dated January 17, 2013. Please revise your disclosure to clarify you could invest in any of the asset classes, including those that present greater risk and revise the risk factors accordingly.

Investment objectives and Strategy, page 101

7.	Please discuss whether you expect the interest rate on your financing to be at a fixed rate or floating rate.

Conflicts of Interest, page 96

8.	We note your response to comment 25 of our letter dated January 17, 2013. We reissue our comment in part. Please clarify how your advisor or its affiliates will be compensated if you enter into a joint venture with an affiliate.

Market Overview and Opportunity, page 103

9.	We note your statement on page 104 that "These market dynamics should allow us to source attractive investments and modestly lever our portfolio." Please clarify that there is no guarantee of this. Please revise similar statements throughout this section.

Exhibits

10.	We note your response to comment 31 of our letter dated January 17, 2013. We will continue to monitor for your response to this comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wilson Lee at (202)551-3468 or Kevin Woody, Accounting Branch Chief, at (202)551-3629 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Stacie Gorman at (202) 551-3585 or me at (202)551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Judith D. Fryer, Esq. (*via e-mail*)